ACCELRATE POWER SYSTEMS INC.

#1370, 1140 West Pender Street

Vancouver, BC  V6E 4G1

Tel:  604.688.8656

Fax:  604.688.8654

May 2nd, 2005

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2004. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to AccelRate, including our Annual Information Form, is available on SEDAR at www.sedar.com.

Business Overview

We have developed the unique AccelRateTM technology to speed the generation of energy.  Our flagship product is the AccelRateTM battery charger, which utilizes a charge/discharge algorithm to reduce battery charge times by up to 80% (the “Technology”).  Using our Technology a charger reduces the internal resistance of a battery by reversing the current, which homogenizes the ion field, resulting in a more even distribution of ions over the battery’s entire plate surface. Therefore, a high charging rate can be maintained and the battery can be charged faster than with a conventional charger.

The Technology has been developed and tested for use in applications large and small, from portable devices to power tools, forklifts, golf carts and electric bicycles to electric cars.  Due to the lack of heat generation, it has been shown to extend battery life and to reduce energy costs by more than 10%.  Through agreements in Canada and the United States and associations in Asia and Europe, we are in the first stage of a global marketing campaign.

Pursuant to the terms of the License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic, the inventor and licensor of the Technology, we were granted a license to the Technology for a term of 20 years, continuing on a year to year basis thereafter, pursuant to which we agreed to pay a royalty of 50% of the net profits earned from the Technology.

We subsequently entered into a purchase agreement dated February 5th, 2004 with Mr. Petrovic whereby we acquired Mr. Petrovic’s interest in the 50% of net profits in consideration of 3,000,000 common shares in our capital stock.  The 3,000,000 common shares issued to Mr. Petrovic are subject to voluntary escrow restrictions as follows: (I) 500,000 shares were released from escrow on the date the acquisition was completed, being March 19th, 2004; and (II) an additional 500,000 shares will be released every six months from the completion date of March 19th, 2004, so that all of the shares will be free trading as of September 20th, 2006.  A total of 1,500,000 shares have been released to date.

On December 17th, 2004, we entered into a letter of intent (the “Letter of Intent”) with Hawker Powersource Inc. (“Hawker”), for the manufacturing and marketing of battery chargers throughout North America, incorporating our Technology.

As part of the proposed licensing agreement, a private label line of industrial battery chargers will be manufactured by Hawker for us, to be sold by us directly or through aftermarket distributors to the vast motorized materials handling industry.

The proposed agreement will also permit Hawker to manufacture battery chargers incorporating our Technology and to market those throughout North America, on an exclusive basis for a period of five years from the date of the signing of the final agreement. All products sold will carry our trademark and patent number.

Hawker is an Enersys Company with 6,500 employees, and operates 20 manufacturing and assembly facilities worldwide with customers in over 100 countries. Enersys’ shares trade on the New York Stock Exchange (ENS).

Significant Recent Developments

We subsequently announced on April 7th, 2005, that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of lead acid battery chargers incorporating our Technology throughout North America.

As agreed to under the Letter of Intent, Hawker will manufacture a private label line of chargers for AccelRate, to be sold through aftermarket distributors to the vast motorized materials handling industry.

In addition, Hawker will have, for a period of five years, an exclusive license in the lead acid motive power sector to manufacture and sell battery chargers incorporating our Technology throughout North America.

We recently announced the introduction of our private label line of rapid battery chargers, which offer numerous advantages over the most advanced battery charger technologies.  Benefits include automatic recognition of voltage, battery capacity, battery chemistry and state-of-charge. The latest Insulated Gate Bipolar Transistor (“IGBT”) high-frequency power electronics technology incorporated in our product line allows for a compact and lightweight wall-mountable charger.

Our initial offering will include four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries.  End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

We subsequently appointed Papé Material Handling (“Papé”) for the sales and distribution of our private label line of rapid battery chargers.

Papé, one of the Western U.S.’s largest distributors of material handling equipment, will market, distribute and sell our patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada.  Products incorporating our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.

Papé, headquartered in Eugene, Oregon, is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

Our Technology can also function effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. We are currently exploiting opportunities in these industries.

Corporate Information

Our Board of Directors is as follows:

Caspar Koch

Reimar Koch

Senator Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam

Our officers are:

Caspar Koch

Chairman of the Board and Chief Financial Officer

Reimar Koch

President and Chief Executive Officer

Debby Harris

Vice-President, , Corporate and Market Development

Pierre Gadbois

Vice-President, Motive Power

Donna Moroney

Corporate Secretary

Our current issued and outstanding share capital is 23,608,749 common shares.  Fully diluted, if all of the outstanding 160,000 share purchase warrants and outstanding stock options to purchase an aggregate of 2,649,071 common shares are exercised and the $256,000 convertible loans and attached warrants are converted to 1,137,778 common shares, we would have an issued and outstanding share capital of 27,555,598 common shares.

Plan of Operation

We are now focused on signing distributor relationships to access multiple markets throughout North America and beyond.  With Papé as our initial distributor, we are now in a position to provide commercial advanced charging products, offering premium quality and performance, to customers in the profitable aftermarket business, which represents 60% of our total motive market.

We will continue to develop relationships with industry leaders interested in pursuing license agreements for our Technology.

Selected Annual Information

Description	December 31, 2004 $	December 31, 2003 $	December 31, 2002 $
Total Revenues	0	0	0
Income or loss
Total	(991,746)	(549,167)	(693,690)
Per share	(0.05)	(0.03)	(0.05)
Net income
Total	0	0	0
Per share	0	0	0
Total Assets	1,532,526	393,462	244,093
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

Summary of Quarterly Results

Description	Dec 31 2004 $	Sept 30 2004 $	June 30 2004 $	Mar 31 2004 $	Dec 31 2003 $	Sept 30 2003 $	June 30 2003 $	Mar 31 2003 $
Net Revenues	0	0	0	0	0	0	0	0
Net income or loss
Total	(991,746)	(763,077)	(511,906)	(233,724)	(549,167)	(312,349)	(189,081)	(76,222)
Per share	(0.05)	(0.04)	(0.03)	(0.01)	(0.03)	(0.02)	(0.01)	(0.01)

(1)

Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.  Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Solvency (Cash Flow)

As of December 31, 2004, we had cash and cash equivalents of $478,211, compared to $228,159 as at December 31, 2003, representing an increase of $250,052.

During the year ended December 31, 2004, we raised an aggregate of $1,150,868 by the issuance of equity shares by way of a $200,000 private placement and the exercise of share purchase warrants and stock options.  During the year ended December 31, 2003 we raised an aggregate of $613,550.

As of December 31, 2004, we had a working capital of $406,993.  As a result of the price of our stock increasing significantly in recent months, we expect that we will continue to receive cash from the exercise of share purchase warrants and stock options.  There are currently share purchase warrants to purchase 160,000 common shares at a price of $1.35 per share that expire on May 14th, 2005 and we expect those warrants will be exercised, which will generate an additional $216,000.  Our current cash and cash equivalents, including the cash from the exercise of the warrants, are sufficient to meet our cash requirements for a period of ten months.

Current funds will be used for operational expenses and the ongoing commercialization of our technology, marketing and general and administrative expenses.

Management will be seeking to arrange additional equity financing in the upcoming months by way of private placement(s).  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We expect to generate revenues from our License Agreement with Hawker, and from sales of our private label line of rapid battery chargers by Papé, although we cannot predict with any accuracy the amount of such revenues.

Results of Operations

We incurred a loss during the year ended December 31, 2004 of $991,746, compared to a loss of $549,167 for the year ended December 31, 2003.  The increase in administrative expenses in 2004 was primarily due to increased activities related to our efforts in successfully licensing our Technology.  The primary increases were $27,239 for accounting and administration fees (2003 - $15,425), $46,831 for automobile and travel (2003 - $14,616), $33,368 for interest expense (2003 - $9,151), $188,740 for consulting fees (2003 - $115,388), legal fees of $33,176 (2003 - $35,560), $60,612 for office and miscellaneous (2003 - $21,825), $230,355 for salaries and benefits (2003 - $54,748), and $184,900 for stock based compensation (2003 - $41,583).

During the year ended December 31, 2004, we received revenues of $Nil (2003 – Nil).  We sold demonstration equipment to Intercity Meat Packers, which purchased the equipment for use at their facilities after successful testing of the equipment.  We also sold a 45kW 600 amp charger to EnResCon, after completion of an extensive 90-day test period of our Technology.

We have five full-time employees, with the balance of our services being carried out by consultants retained on a monthly or as needed basis.  We will increase our staffing as needed to support any increase in activity or growth.

Expenses

Expenses in the year ended December 31, 2004 were $991,746 compared to $549,167 for the year ended December 31, 2003.  The major expenses incurred were salaries and benefits, consulting fees, stock based compensation, office and miscellaneous, rent and utilities, advertising and promotion, automobile and travel, and legal fees.

Liquidity and Capital Resources

We anticipate that we have sufficient funds on hand for the next ten months of operation.  We expect that we will operate at a loss for the near future.  We have continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to procure licensees, the level of resources devoted to developing and expanding the commercialization of our Technology and our research and development activities.

Repayment of the two loans received from Reimar Koch, our President, on September 18, 2002 and November 5, 2002 in the principal amounts of $200,000 and $56,000 respectively was extended to March 31, 2008. The loans were originally repayable one year after their respective dates of advance and were convertible during that year at the option of the lender into units comprised of one share and one warrant at the price of $0.25 per unit.  Pursuant to an amending agreement made as of March 31, 2004, Mr. Koch agreed to extend the time for repayment of both loans to March 31, 2008.  The loans will continue to bear interest at the rate of 10% per annum from and after September 18, 2003 and November 5, 2003 respectively; and will be convertible at the option of Mr. Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008;

Transactions with Related Parties

Other than the two loans advanced by our President, Reimar Koch, which loans are convertible into units, as more particularly described in “Liquidity and Capital Resources“ herein, there were no related party transactions for the year ended December 31, 2004.

The following expenses were accrued to directors and senior officers:

	2004	2003

Accounting and administration fees	$ -	$ 35,000
Consulting fees	150,000	60,000
Totals	$150,000	$ 95,000

Subsequent Events

By News Release dated January 5th, 2005, we announced that as a result of the signed letter of intent with Hawker Powersource Inc. our previous affiliations with Ferro Magnetics Corporation (“Ferro”) of St. Louis, Missouri, and Power Designers LLC of Madison, Wisconsin, have been discontinued.  We had previously signed a Memorandum of Understanding with Ferro to ultimately enter into a license agreement pursuant to which Ferro will implement the Technology in its chargers to be delivered to Ferro’s customers.  We had also worked towards forming a strategic marketing relationship with Power Designers LLC, a leading battery management technology company, which agreement would grant us access to a leading edge line of battery charging and management products.

By News Release dated February 2nd, 2005, we announced the appointment of Debby Harris as Vice-President, Corporate and Market Development.  Ms. Harris has a 25-year background in communications, marketing and business development.  Previously, Ms. Harris was with Ballard Power Systems, the world’s leader in fuel cell development.  Before Ballard, she was with a major public relations firm in Western Canada.

On April 7th, 2005, we announced that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of battery chargers incorporating AccelRate’s patented technology throughout North America, pursuant to which Hawker will manufacture a private label line of chargers for us, to be sold through aftermarket distributors to the vast motorized materials handling industry, and Hawker will have, for a period of five years, an exclusive license to manufacture and sell battery chargers motive power industry incorporating our Technology throughout North America.

By News Release dated April 14th, 2005, we announced the introduction of our private label two hour smart battery charger product line.  The initial offering will include four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries. End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

By News Release dated April within the 18th, 2005, we announced the appointment of Papé Material Handling for the sales and distribution of our private label line of rapid battery chargers. Papé, will market, distribute and sell our patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada. Products incorporating our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.

By News Release dated April 22nd, 2005, we announced that we filed a claim with the Supreme Court of British Columbia against Ferro Magnetics (“Ferro”) for damages and for declarations consistent with our position that Ferro has no rights, contractual or otherwise, to use our Technology and Ferro has no contract with us.  From 2002 to 2004 we worked with Ferro towards forming a strategic alliance.  In December 2004 we terminated those efforts with Ferro as we were not deriving value from them.  Ferro asserts that it has a non-exclusive license and a supply agreement with us.